ING LOGO AMERICAS US Legal Services
Michael A. Pignatella Counsel (860) 723-2239 Fax: (860) 723-2216
April 20, 2004
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549
Attention: Filing Desk
Re:

ING Life Insurance and Annuity Company and its Variable Annuity Account C
Withdrawal of Post-Effective Amendment No. 1 to
Registration Statement on Form N-4
Prospectus Title: AFT Choice Plus
File Nos.: 333-105479 and 811-2513

Ladies and Gentlemen:

On April 16, 2004 the above-named Depositor and Registrant filed, pursuant to Rule 485(b) of the Securities Act of 1933 (the "33 Act"), Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 (accession No. 0001047469-04-012341). Post-Effective Amendment No. 1 was filed with an incorrect auditor consent. No securities were sold under this Post-Effective Amendment No. 1. We respectfully request withdrawal of such Post-Effective Amendment No. 1 pursuant to Rule 477 under the 33 Act.

If you have any questions, please call the undersigned at 860-723-2239 or Kate Gaudreau at 860-723-2257. Sincerely, /s/ Michael A. Pignatella Michael A. Pignatella

Hartford Site 151 Farmington Avenue, TS31 Hartford, CT 06156-8975	ING North America Insurance Corporation